QuickLinks -- Click here to rapidly navigate through this document

Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

        Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON APRIL 13, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION DISTRIBUTED VIA ELECTRONIC MAIL THE FOLLOWING WRITTEN COMMUNICATION TO ITS EMPLOYEES:

Date:	April 13, 2005
From:	Linda Brown, CNT Benefits Manager
Re:	Changes to the 401(k) CNT Stock Fund
To:	All Active CNT Employees

        As you know, McDATA started the process in January 2005 to acquire CNT. The purpose of this communication is to inform you of certain changes to the CNT Stock Fund investment option under the CNT 401(k) Salary Savings Plan.

        Effective as of the close of market at 3:00 p.m. Central Time on May 11, 2005, exchanges into the CNT Stock Fund investment option will no longer be permitted under the CNT 401(k) Salary Savings Plan.

        Effective as of the close of market at 3:00 p.m. Central Time on May 11, 2005, new contributions into the CNT Stock Fund investment option will no longer be permitted under the CNT 401(k) Salary Savings Plan. The last payroll contribution to be allowed into the CNT Stock Fund will be contributions from the paycheck CNT employees receive on May 6, 2005.

Action to Consider

        After the payroll date of May 6, 2005, any future payroll contributions or loan repayments into the CNT Stock Fund investment option will be automatically placed into the Fidelity Managed Income Portfolio Fund. Information about this investment option is included with this letter.

Old Investment Option	Chosen Investment Option
CNT Stock Fund	Managed Income Portfolio Fund

        If you do not want your future payroll contributions or loan repayments to transfer to the chosen investment option (Fidelity Managed Income Portfolio) as shown above, you must contact Fidelity Investments before the close of market at 3:00 p.m. Central Time on May 17, 2005 and request a change to your investment option selections.

        To request changes to your account, obtain additional information, or if you have any questions, log on to Fidelity NetBenefits® at www.401k.com anytime or call Fidelity Investments at 1-800-835-5095 Monday through Friday (excluding New York Stock Exchange holidays) between 8:30 a.m. and 8:00 p.m. to speak with a Customer Service Associate.

Next Steps

        Upon completion of McDATA's acquisition of CNT, Fidelity will exchange the CNT common shares in the CNT Stock Fund into shares of McDATA Class A common stock in accordance with the terms of the parties' merger agreement. For every one CNT common stock share, the Stock Fund will receive 1.3 shares of McDATA Class A common stock. After the conversion, if you want to determine approximately how many shares of McDATA stock are allocated to you in the CNT/McDATA Stock Fund, you would do the following:

Current unitized stock balance Previous business day's closing share price	= Approximate equivalent number of shares

        This figure may vary from day to day. This calculation does not account for the amount of cash in the fund; therefore, the number of shares in this calculation is only an estimate. For further information about the unitized stock fund, refer to the flyer entitled "Understanding Stock Unitization".

        McDATA expects to liquidate the CNT/McDATA Stock Fund after the closing. Therefore, once the transfer to McDATA shares has taken place, you will be able to exchange OUT of the CNT/McDATA Stock Fund only. You will NOT be able to exchange or contribute into the CNT/McDATA Stock Fund after May 11, 2005. You may still continue exchanges and contributions into any of the other funds available in the CNT 401(k) Salary Savings Plan. You will receive information at a later date about the liquidation of the Stock Fund.

Future Information

        You will be receiving additional information within the next several weeks about the blackout dates while Fidelity is exchanging CNT shares for McDATA shares, about liquidating the CNT/McDATA Stock Fund close to year end, and about decisions made for both CNT and McDATA's 401(k) plans for the future.

        If you have any questions, log on to Fidelity NetBenefits® at www.401k.com anytime or call Fidelity Investments at 1-800-835-5095 Monday through Friday (excluding New York Stock Exchange holidays) between 8:00 a.m. and 8:00 p.m. Central Time to speak with a Customer Service Associate.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.

About Your Investment Option

        The following is a brief description of the Managed Income Portfolio Fund:

Managed Income Portfolio

Fund Code:	00632
Ticker Symbol	N/A
Category:	Managed Income (or Stable Value)
What It Is:	A stable value fund (not a mutual fund). It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company (FMTC).
Goal:
Seeks to preserve your principal investment while earning interest income. The fund will try to maintain a stable $1 unit price. However, the portfolio cannot guarantee this stable unit price, and its yield will fluctuate.
What it invests in:
The portfolio invests in investment contracts issued by insurance companies and other financial institutions, in fixed income securities as further described below, and money market funds to provide daily liquidity. Some investment contracts are structured solely as a general debt obligation of the issuer. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Other investment contracts ("wrap contracts") are purchased in conjunction with an investment by the portfolio in fixed income securities, which may include, but is not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds. The portfolio may also invest in futures contracts, option contracts and swap agreements. FMTC, as investment manager and trustee of the Fidelity Group Trust for Employee Benefit Plans, has claimed an exemption from registration under the Commodity Exchange Act and is not subject to registration or regulation under the Act. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the portfolio under the wrap contract. All investment contracts and fixed income securities purchased for the portfolio must satisfy the credit quality standards of FMTC. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by an employer-initiated event (layoff, sale of a division, etc.) may be paid at market value, which may be less than book value. Units of the portfolio are not guaranteed by FMTC, the plan sponsor, or insured by the FDIC. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.
Who may want to invest:	• Someone who wants to try for a slightly higher yield than is offered by money market funds, and who is willing to accept slightly more investment risk.
• Someone who is looking for some price stability to balance his or her more aggressive investment choices.

ON APRIL 14, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION DISTRIBUTED VIA U.S. MAIL THE FOLLOWING WRITTEN COMMUNICATION TO ITS FORMER EMPLOYEES:

Date:	April 13, 2005
From:	Linda Brown, CNT Benefits Manager
Re:	Changes to the 401(k) CNT Stock Fund
To:	All Termed Participants

        As you know, McDATA started the process in January 2005 to acquire CNT. The purpose of this communication is to inform you of certain changes to the CNT Stock Fund investment option under the CNT 401(k) Salary Savings Plan.

        Effective as of the close of market at 3:00 p.m. Central Time on May 11, 2005, exchanges into the CNT Stock Fund investment option will no longer be permitted under the CNT 401(k) Salary Savings Plan.

Next Steps

        Upon completion of McDATA's acquisition of CNT, Fidelity will exchange the CNT common shares in the CNT Stock Fund into shares of McDATA Class A common stock in accordance with the terms of the parties' merger agreement. For every one CNT common stock share, the Stock Fund will receive 1.3 shares of McDATA Class A common stock. After the conversion, if you want to determine approximately how many shares of McDATA stock are allocated to you in the CNT/McDATA Stock Fund, you would do the following:

Current unitized stock balance Previous business day's closing share price	= Approximate equivalent number of shares

        This figure may vary from day to day. This calculation does not account for the amount of cash in the fund; therefore, the number of shares in this calculation is only an estimate. For further information about the unitized stock fund, refer to the flyer entitled "Understanding Stock Unitization".

        McDATA expects to liquidate the CNT/McDATA Stock Fund after the closing. Therefore, once the transfer to McDATA shares has taken place, you will be able to exchange OUT of the CNT/McDATA Stock Fund only. You will NOT be able to exchange into the CNT/McDATA Stock Fund after May 11, 2005. You may still continue exchanges into any of the other funds available in the CNT 401(k) Salary Savings Plan. You will receive information at a later date about the liquidation of the Stock Fund.

Future Information

        You will be receiving additional information within the next several weeks about the blackout dates while Fidelity is exchanging CNT shares for McDATA shares, about liquidating the CNT/McDATA Stock Fund close to year end, and about decisions made for both CNT and McDATA's 401(k) plans for the future.

        If you have any questions, log on to Fidelity NetBenefits® at www.401k.com anytime or call Fidelity Investments at 1-800-835-5095 Monday through Friday (excluding New York Stock Exchange holidays) between 8:00 a.m. and 8:00 p.m. Central Time to speak with a Customer Service Associate.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the Registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholders. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.

QuickLinks

About Your Investment Option